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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

PORTFOLIO RECOVERY ASSOCIATES, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

73640Q 10 5

(Cusip Number)

David N. Roberts
AG Funds, L.P.
c/o Angelo, Gordon & Co., L.P.
245 Park Avenue
New York, NY 10167
(212) 692-2025

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 17, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 73640Q 10 5			Page 2 of 12 Pages

1.	Name of Reporting Person: AG Funds, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 2,984,500

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 2,984,500

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,984,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 19.28%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 73640Q 10 5			Page 3 of 12 Pages

1.	Name of Reporting Person: PRA Investments, L.L.C.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,923,225

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 1,923,225

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,923,225

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 12.42%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 73640Q 10 5			Page 4 of 12 Pages

1.	Name of Reporting Person: John M. Angelo		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 2,984,500

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 2,984,500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,984,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 19.28%

14.	Type of Reporting Person (See Instructions): HC; IN

CUSIP No. 73640Q 10 5			Page 5 of 12 Pages

1.	Name of Reporting Person: Michael L. Gordon		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 2,500

		8.	Shared Voting Power: 2,984,500

		9.	Sole Dispositive Power: 2,500

		10.	Shared Dispositive Power: 2,984,500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,987,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 19.29%

14.	Type of Reporting Person (See Instructions): HC; IN

CUSIP No. 73640Q 10 5	Page 6 of 12 Pages

     This Amendment No. 3 to Schedule 13D relates to shares of common stock, $0.01 par value per share (the “Shares”), of Portfolio Recovery Associates, Inc. (the “Issuer”). This Amendment No. 3 supplementally amends the initial statement on Schedule 13D, dated November 15, 2002, Amendment No. 1, dated May 28, 2003, and Amendment No. 2, dated January 1, 2004 (together, the “ Initial Statement”), filed by certain of the Reporting Persons (as defined herein) and other parties.

Item 2. Identity and Background.

     This Statement is being filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i)	AG Funds, L.P. (“AG Funds”);

(ii)	PRA Investments, L.L.C. (“PRAI”);

(iii)	John M. Angelo (“Mr. Angelo”); and

(iv)	Michael L. Gordon (“Mr. Gordon”).

     This Statement relates to Shares held for the accounts of AG Funds and PRAI.

     Pursuant to an internal reorganization, the managing member of PRAI was changed, with AG Funds replacing Angelo, Gordon & Co., L.P. Therefore, Angelo, Gordon & Co., L.P. and its general partner, AG Partners, L.P., are no longer listed as Reporting Persons herein. AG Funds GP, L.P., a Delaware limited partnership, is the general partner of AG Funds. JM Funds LLC, a Delaware limited liability company, is the general partner of AG Funds GP, L.P. Mr. Angelo and Mr. Gordon are the sole members of JM Funds LLC. There was no change in ultimate beneficial ownership for Mr. Angelo and Mr. Gordon as a result of the transaction.

     During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, no other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 5. Interest in Securities of the Issuer.

     Item 5 is hereby amended and restated in its entirety as follows:

     Based upon information provided by the Issuer in its prospectus dated November 17, 2004, the total number of Shares outstanding was 15,483,732 as of November 17, 2004.

     (a) (i) AG Funds may be deemed the beneficial owner of 2,984,500 Shares (approximately 19.28% of the total number of Shares outstanding). This number consists of (A)

CUSIP No. 73640Q 10 5	Page 7 of 12 Pages

1,061,275 Shares held for the account of AG Funds and (B) 1,923,225 Shares held for the account of PRAI.

          (ii) PRAI may be deemed the beneficial owner of 1,923,225 Shares (approximately 12.42% of the total number of Shares outstanding) held for its account.

          (iii) Mr. Angelo may be deemed the beneficial owner of 2,984,500 Shares (approximately 19.28% of the total number of Shares outstanding). This number consists of (A) 1,061,275 Shares held for the account of AG Funds and (B) 1,923,225 Shares held for the account of PRAI.

          (iv) Mr. Gordon may be deemed the beneficial owner of 2,987,000 Shares (approximately 19.29% of the total number of Shares outstanding). This number consists of (A) 1,061,275 Shares held for the account of AG Funds, (B) 1,923,225 Shares held for the account of PRAI and (C) 2,500 remaining Shares held for Mr. Gordon’s personal account.

     (b) (i) AG Funds may be deemed to have sole power to direct the voting and disposition of the 2,984,500 Shares held for the accounts of AG Funds and PRAI.

          (ii) PRAI may be deemed to have sole power to direct the voting and disposition of the 1,923,225 Shares held for its account.

          (iii) Mr. Angelo may be deemed to have shared power to direct the voting and disposition of the 2,984,500 Shares held for the accounts of AG Funds and PRAI.

          (iv) Mr. Gordon may be deemed to have shared power to direct the voting and disposition of the 2,984,500 Shares held for the accounts of AG Funds and PRAI and sole power to direct the voting and disposition of the 2,500 Shares held for his personal account.

     (c) Other than as set forth herein in Item 2 and Item 3, there have been no transactions with respect to the Shares since September 24, 2004 (60 days prior to the date hereof) by any of the Reporting Persons.

          (i) The partners of PRAI have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of PRAI in accordance with their partnership interests in PRAI.

          (ii) The partners of AG Funds have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of AG Funds in accordance with their partnership interests in AG Funds.

     (e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     On November 17, 2004, in connection with the Issuer’s recent secondary public offering (the “Public Offering”), William Blair & Company, L.L.C, Piper Jaffray & Co., and America’s

CUSIP No. 73640Q 10 5	Page 8 of 12 Pages

Growth Capital, LLC (collectively, “Underwriters”), the Issuer, PRAI and AG Funds entered into an Underwriting Agreement (the “Underwriting Agreement”), pursuant to which (A) AG Funds (i) sold 604,513 Shares to the Underwriter to be sold in the Public Offering, and (ii) granted the Underwriters of the Public Offering an option, exercisable within 30 days after the date thereof, to purchase up to an aggregate of 90,677 Shares at $34.50, less the underwriting discount, solely for the purpose of covering over-allotments; and (B) PRAI (i) sold 1,095,487 Shares to the Underwriter to be sold in the Public Offering, and (ii) granted the Underwriters of the Public Offering an option, exercisable within 30 days after the date thereof, to purchase up to an aggregate of 164,323 Shares at $34.50, less the underwriting discount, solely for the purpose of covering over-allotments. Each of the options was exercised by the Underwriters, and the transactions contemplated by the Underwriting Agreement were consummated on November 23, 2004.

     The foregoing description of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by the terms of the Underwriting Agreement, which is incorporated herein by reference.

     From time to time, each of the Reporting Persons may lend portfolio securities to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide the borrower is entitled to exercise voting rights and to retain dividends during the term of the loan. From time to time, to the extent permitted by applicable law, each of the Reporting Persons may borrow securities, including the Shares, for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short sale positions in such securities.

     Except as set forth herein, and in the Initial Statement, the Reporting Persons do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

CUSIP No. 73640Q 10 5	Page 9 of 12 Pages

Item 7. Material to be Filed as Exhibits.

Exhibit		Page No.
A.	Joint Filing Agreement dated November 23, 2004, by and among AG Funds, L.P., PRA Investments, L.L.C., John M. Angelo and Michael L. Gordon.	12

B.	Form of Underwriting Agreement among the Issuer, AG Funds, L.P., PRA Investments, L.L.C., William Blair & Company, L.L.C., Piper Jaffray & Co., and America’s Growth Capital, incorporated by reference to Exhibit 1.1 to the Issuer’s registration statement on Form S-3 filed on November 16, 2004 (Commission File Number 333-120149).

CUSIP No. 73640Q 10 5	Page 10 of 12 Pages

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: November 23, 2004	AG FUNDS, L.P.
	By:	AG Funds, GP, L.P.
Its General Partner

	By:	JM Funds LLC,
Its General Partner

	By:	/s/ Michael L. Gordon
		Name:	Michael L. Gordon
		Title:	Managing Member

Date: November 23, 2004	PRA INVESTMENTS, L.L.C.
	By:	AG Funds, L.P.
Its Managing Member

	By:	AG Funds GP, L.P.
Its General Partner

	By:	JM Funds LLC,
Its General Partner

	By:	/s/ Michael L. Gordon
		Name:	Michael L. Gordon
		Title:	Managing Member

Date: November 23, 2004	/s/ John M. Angelo
John M. Angelo

Date: November 23, 2004	/s/ Michael L. Gordon
Michael L. Gordon

CUSIP No. 73640Q 10 5	Page 11 of 12 Pages

EXHIBIT INDEX

Page No.
A.	Joint Filing Agreement, dated November 23, 2004, by and among AG Funds, L.P., PRA Investments L.L.C., and John M. Angelo and Michael L. Gordon	12

CUSIP No. 73640Q 10 5	Page 12 of 12 Pages

EXHIBIT A

JOINT FILING AGREEMENT

     The undersigned hereby agree that the statement on Schedule 13D with respect to the Shares of Portfolio Recovery Associates, Inc., with an event date of November 17, 2004, is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Date: November 23, 2004	AG FUNDS, L.P.
	By:	AG Funds, GP, L.P.
Its General Partner

	By:	JM Funds LLC,
Its General Partner

	By:	/s/ Michael L. Gordon
		Name:	Michael L. Gordon
		Title:	Managing Member

Date: November 23, 2004	PRA INVESTMENTS, L.L.C.
	By:	AG Funds, L.P.
Its Managing Member

	By:	AG Funds GP, L.P.
Its General Partner

	By:	JM Funds LLC,
Its General Partner

	By:	/s/ Michael L. Gordon
		Name:	Michael L. Gordon
		Title:	Managing Member

Date: November 23, 2004	/s/ John M. Angelo
John M. Angelo

Date: November 23, 2004	/s/ Michael L. Gordon
Michael L. Gordon